CARRICK GOLD LIMITED
ACN 120 405 554
Level 9, 37 St George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533 Web: www.carrickgold.com



20 April 2007



The Directors
Shannon Resources Limited
Level 9
37 St Georges Terrace
PERTH WA 6000



Dear Sirs

Re: **NOTICE PURSUANT TO SECTION 650F(1) CORPORATIONS ACT**

In accordance with section 650F(1) of the Corporations Act 2001, I hereby give you notice that the offer comprised in Carrick Gold Limited's Bidder's Statement dated 22 March 2007 ("Bidders Statement") is from this day free of all of the defeating conditions set out in section 10 of the Bidder's Statement except those defeating conditions specified in sub-paragraphs 10.1(h)(ix)-(xiii).

The offer comprised in the Bidder's Statement remains subject to the defeating conditions specified in sub-paragraphs 10.1(h)(ix)-(xiii) of the Bidder's Statement, which are the same as those set out in section 652C(2) of the Corporations Act 2001.

Yours faithfully



Frank Carr
Executive Chairman

dw 5/10

*Rule 5.3*

# Appendix 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

**CARRICK GOLD LIMITED**

| ABN | Quarter ended ("current quarter") |
|---|---|
| 55 100 405 954 | **31 MARCH 2007** |

## Consolidated statement of cash flows

| | **Cash flows related to operating activities** | Current quarter $A'000 | Year to date (**9 months**) $A'000 |
|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | - | - |
| 1.2 | Payments for (a) exploration and evaluation | (1,090) | (1,924) |
| | (ex GST) (b) development | - | |
| | (c) production | - | |
| | (d) administration | (184) | (512) |
| 1.3 | Dividends received | - | |
| 1.4 | Interest and other items of a similar nature received | 124 | 164 |
| 1.5 | Interest and other costs of finance paid | - | - |
| 1.6 | Income taxes paid | - | - |
| 1.7 | Other: - | - | - |
| | | - | - |
| | **Net Operating Cash Flows** | (1,150) | (2,272) |
| | **Cash flows related to investing activities** | | |
| 1.8 | Payment for purchases of: | | |
| | (a)prospects | - | - |
| | (b)equity investments | - | - |
| | (c) other fixed assets | - | - |
| | | | - |
| 1.9 | Proceeds from sale of: (a)prospects | - | - |
| | (b)equity investments | - | - |
| | (c)other fixed assets | - | - |
| 1.10 | Loans to other entities | - | - |
| 1.11 | Loans repaid by other entities | - | - |
| 1.12 | Other (provide details if material) | | |
| | **Net investing cash flows** | - | - |
| 1.13 | Total operating and investing cash flows (carried forward) | (1,150) | (2,272) |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | (1,150) | (2,272) |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from conversion of options/share issues, net. | - | 6,556 |
| 1.15 | Proceeds from sale of forfeited shares | | |
| 1.16 | Proceeds from borrowings | - | - |
| 1.17 | Repayment of borrowings | - | - |
| 1.18 | Dividends paid | | |
| 1.19 | Other (provide details if material) | | |
| | **Net financing cash flows** | - | 6,556 |
| | **Net increase (decrease) in cash held** | (1,150) | 4,284 |
| 1.20 | Cash at beginning of quarter/year to date | 6,970 | 1536 |
| 1.21 | Exchange rate adjustments to item 1.20 | | |
| 1.22 | **Cash at end of quarter** | 5,820 | 5,820 |

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 60 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |

1.25 Explanation necessary for an understanding of the transactions

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | | |
| 3.2 | Credit standby arrangements | | |

## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 750 |
| 4.2 | Development | |
| | **Total** | 750 |

# Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 70 | 5,470 |
| 5.2 | Deposits at call | 5,750 | 1,500 |
| 5.3 | Bank overdraft | | |
| 5.4 | Other (provide details) | | |
| | **Total: cash at end of quarter** (item 1.22) | 5,820 | 6,970 |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | | | | |
| 6.2 | Interests in mining tenements acquired or increased | | | | |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | | | | |
| 7.2 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backredemptions | | | | |
| 7.3 | **+Ordinary securities** | 95,500,000 | 95,500,000 | | |
| 7.4 | Changes during quarter (a) Increases through option conversion (b) Decreases through returns of capital, buy-backs | | | | |
| 7.5 | **+Convertible debt securities** *(description)* | | | | |
| 7.6 | Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted | | | | |
| 7.7 | **Options** *(description and conversion factor)* | | | *Exercise price* | *Expiry date* |
| 7.8 | Issued during quarter | | | | |
| 7.9 | Exercised during quarter | | | | |
| 7.10 | Expired during quarter | | | | |
| 7.11 | **Debentures** *(totals only)* | | | | |
| 7.12 | **Unsecured notes** *(totals only)* | | | | |

+ See chapter 19 for defined terms.

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /~~does not*~~ ~~*(delete one)*~~ give a true and fair view of the matters disclosed.

Sign here: Bevan Jaggard Date: 19 April 2007
Company Secretary

## Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533



# 1.3km Gold Strike at New Discovery

**23rd April 2007**

| | |
|---|---|
| ASX Code | CRK |
| US: OTC Ticker Symbol | CKGDY |
| Berlin Code | OBF |

**Prices as at 20th April 2007**

| | |
|---|---|
| Gold price | US$684/oz |
| Carrick Gold Shares | AU$1.71 |



## Highlights

Carrick Gold Limited has recently completed a drill programme focussing on the northern extension ('New Discovery Prospect' - Refer: Figure 2) of the Central Structure at the Lindsays Project, located approximately 50km north west of Kalgoorlie in Western Australia (Refer: Figure 1).

Significant drill intersections from New Discovery Prospect with 0.5g/t Au lower cut-off and 1 metre of internal dilution are shown below (Refer: Table A for complete list of significant drill intersections; Refer Table B for drill locations).

| | |
|---|---|
| **NDRC85** | **7 metres @ 1.22g/t Au** |
| **NDRC87** | **2 metres @ 10.85g/t Au** |
| **NDRC91** | **3 metres @ 5.12g/t Au** |
| **NDRC92** | **4 metres @ 4.18g/t Au** |
| **NDRC107** | **3 metres @ 9.02g/t Au** |
| **NDRC112** | **4 metres @ 12.08g/t Au** |

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

**Central Structure**

Results from drilling along the Central Structure and New Discovery Prospect have shown significant gold mineralisation to occur over a strike distance of 1.3 kilometres (Refer: Figure 3; 3a; 3b; 3c).

An initial shallow (30 - 50 metres) drill programme of 20 metre spaced holes on 3 lines within the northern part of the known structure preceded the recent limited exploration drilling on a wider spaced 80 X 40 grid pattern (Refer: Figure 2). To date, the high grade mineralisation has been followed from north to south through existing minor old workings (Neves Prospect East) along the margin of a granite stock. The higher grade mineralisation has been shown to exist in the granite and is associated with quartz veining similar in style and geology to the eastern structure. On the eastern structure at Parrot Feathers for example felsic volcanic rocks and a black shale unit wrap or fold around a dolerite host rock. This geology appears to be replicated north of the granite margin and Neves prospect on the central structure and the mineralisation is believed to continue north and south of the current drilling programme.

A programme of infill-drilling is planned to establish an additional indicated resource on the Central Structure which forms part of the Lindsays Project.

**Eastern Structure**

Two diamond drill holes LD008 and LD009 collared 90 metres apart have been completed at Parrot Feathers (Refer: Figure 3). The holes were designed to intersect hanging wall mineralisation to the Parrot Feathers lode from 100 to 150 metres and the strike extent of the Parrot Feathers lode intersected in diamond drill hole LD001 at approximately 350 metres. Significant mineralisation and alteration has been logged in core however assay results are pending.



Figure 1: Carrick Gold's Lindsays Project Location Map


Lindsays Project
Gindalbie
Bardoc
Silver Swan
Halfway Hill
Gannetta
Nickel Prospect
El Dorado
Paddington Gold Mine
Yarri Rd.
Kanowna Belle Gold Mine
KALGOORLIE / BOULDER
Superpit
Bulong

Figure 2: Location Map of Central Structure and New Discovery (Lindsays Project)


P27/1519
Parrot Feathers
Trial Pit
P27/1638
New Discovery
Neves Prospect
M27/169
Nook Prospect
Eastern Structure
P27/1198
Western Structure
Central Structure
P27/1200
West Prospect
P27/1203
South Prospect
P27/1199
0
250
500
1000
N
LEGEND
Gold Structures
Dolerite
Basalt
Granite/granodiorite
Porphyry
Sediment

TABLE A: Significant Gold Assay Results at New Discovery (Lindsays Project)

| Hole | From (m) | To (m) | Width (m) | Au Grade (g/t) |
|---|---|---|---|---|
| NDRC10 | 24 | 25 | 1 | 0.68 |
| NDRC11 | 24 | 26 | 2 | 0.93 |
| NDRC17 | 23 | 24 | 1 | 1.11 |
| NDRC34 | 29 | 30 | 1 | 0.82 |
| NDRC35 | 37 | 39 | 2 | 0.87 |
| NDRC40 | 21 | 22 | 1 | 0.92 |
| NDRC52 | 23 | 24 | 1 | 1.86 |
| NDRC60 | 0 | 2 | 2 | 1.72 |
| NDRC61 | 25 | 33 | 8 | 1.06 |
| NDRC62 | 32 | 33 | 1 | 0.56 |
| | 35 | 41 | 6 | 1.27 |
| NDRC63 | 10 | 13 | 3 | 1.22 |
| | 18 | 19 | 1 | 0.95 |
| | 29 | 31 | 2 | 0.8 |
| NDRC64 | 44 | 46 | 2 | 2.1 |
| NDRC66 | 0 | 7 | 7 | 1.16 |
| | 16 | 17 | 1 | 1.1 |
| | 28 | 29 | 1 | 1 |
| NDRC67 | 14 | 15 | 1 | 0.93 |
| NDRC84 | 32 | 36 | 4 | 0.72 |
| | 71 | 73 | 2 | 0.99 |
| | 140 | 141 | 1 | 1.06 |
| NDRC85 | 55 | 56 | 1 | 0.61 |
| | 66 | 73 | 7 | 1.22 |
| | 88 | 89 | 1 | 0.5 |
| NDRC86 | 1 | 2 | 1 | 0.52 |
| | 21 | 22 | 1 | 0.6 |
| | 39 | 40 | 1 | 0.62 |
| | 43 | 44 | 1 | 0.64 |
| NDRC87 | 33 | 35 | 2 | 1.34 |
| | 38 | 40 | 2 | 1.88 |
| | 42 | 44 | 2 | 10.85 |
| NDRC88 | 43 | 44 | 1 | 0.69 |
| | 65 | 66 | 1 | 0.99 |
| | 72 | 75 | 3 | 1.72 |
| NDRC89 | 23 | 24 | 1 | 1.24 |
| NDRC90 | 99 | 102 | 3 | 0.57 |
| | 103 | 104 | 1 | 0.99 |
| | 105 | 106 | 1 | 0.79 |
| | 111 | 112 | 1 | 1.66 |
| | 117 | 118 | 1 | 1.32 |
| NDRC91 | 64 | 67 | 3 | 5.12 |
| NDRC92 | 15 | 19 | 4 | 0.72 |
| | 28 | 32 | 4 | 4.18 |
| NDRC93 | 22 | 23 | 1 | 1.04 |
| | 29 | 30 | 1 | 0.91 |
| | 78 | 80 | 2 | 2.32 |
| NDRC94 | 23 | 25 | 2 | 1.04 |
| | 28 | 29 | 1 | 0.59 |
| | 31 | 33 | 2 | 1.7 |
| | 35 | 39 | 4 | 1.51 |
| | 43 | 44 | 1 | 4.54 |
| | 48 | 49 | 1 | 0.83 |
| | 54 | 55 | 1 | 0.93 |
| | 81 | 82 | 1 | 1.11 |
| | 92 | 93 | 1 | 1.19 |

TABLE A (cont.)

| Hole | From | To | Width | Au Grade |
|---|---|---|---|---|
| NDRC95 | 24 | 25 | 1 | 0.62 |
| | 29 | 30 | 1 | 0.6 |
| | 108 | 110 | 2 | 1.14 |
| NDRC96 | 95 | 96 | 1 | 0.55 |
| | 98 | 100 | 2 | 0.64 |
| NDRC97 | 37 | 39 | 2 | 0.55 |
| | 119 | 120 | 1 | 0.7 |
| NDRC98 | 15 | 16 | 1 | 0.79 |
| NDRC99 | 113 | 114 | 1 | 1.57 |
| | 115 | 116 | 1 | 0.57 |
| NDRC100 | 89 | 90 | 1 | 1.05 |
| NDRC102 | 49 | 50 | 1 | 0.5 |
| | 85 | 86 | 1 | 0.56 |
| NDRC104 | 57 | 58 | 1 | 0.5 |
| | 62 | 65 | 3 | 0.66 |
| | 67 | 68 | 1 | 5.14 |
| | 72 | 73 | 1 | 0.58 |
| NDRC105 | 22 | 23 | 1 | 0.51 |
| | 81 | 82 | 1 | 0.57 |
| | 84 | 85 | 1 | 0.63 |
| | 95 | 96 | 1 | 2.13 |
| NDRC106 | 40 | 41 | 1 | 2.26 |
| | 44 | 46 | 2 | 0.75 |
| | 80 | 81 | 1 | 0.75 |
| | 90 | 94 | 4 | 1 |
| NDRC107 | 18 | 21 | 3 | 9.02 |
| | 23 | 24 | 1 | 0.6 |
| | 69 | 70 | 1 | 0.53 |
| NDRC108 | 70 | 71 | 1 | 6.39 |
| NDRC109 | 0 | 5 | 5 | 1.04 |
| | 80 | 81 | 1 | 0.64 |
| | 83 | 84 | 1 | 0.65 |
| NDRC110 | 25 | 26 | 1 | 0.64 |
| | 41 | 42 | 1 | 1.24 |
| NDRC111 | 26 | 27 | 1 | 0.73 |
| | 32 | 33 | 1 | 1.32 |
| NDRC112 | 13 | 17 | 4 | 12.08 |
| | 45 | 46 | 1 | 2.14 |
| | 71 | 72 | 1 | 1.96 |
| NDRC114 | 8 | 9 | 1 | 4.66 |
| NDRC115 | 27 | 28 | 1 | 1.02 |
| | 42 | 43 | 1 | 0.6 |
| NDRC117 | 45 | 47 | 2 | 1.1 |
| | 52 | 60 | 8 | 1.46 |
| | 64 | 65 | 1 | 0.52 |
| | 68 | 69 | 1 | 0.75 |
| NDRC118 | 39 | 40 | 1 | 2.72 |
| | 84 | 85 | 1 | 0.53 |
| | 95 | 96 | 1 | 4.89 |
| NDRC119 | 55 | 56 | 1 | 1.54 |
| | 94 | 95 | 1 | 1.68 |
| NDRC121 | 23 | 24 | 1 | 0.65 |
| | 26 | 27 | 1 | 0.53 |
| | 31 | 32 | 1 | 1.62 |
| | 37 | 38 | 1 | 1.04 |
| | 62 | 63 | 1 | 2.43 |
| | 99 | 100 | 1 | 1.36 |
| NDRC122 | 3 | 4 | 1 | 0.69 |
| NDRC123 | 46 | 47 | 1 | 1.21 |
| NDRC124 | 45 | 46 | 1 | 1.21 |

TABLE B: New Discovery Drill Locations (Lindsays Project)

| Hole | E_Local | N_Local | E_GDA | N_GDA |
|---|---|---|---|---|
| NDRC10 | 17980.13 | 48438.79 | 374024.6 | 6643689 |
| NDRC11 | 17958.99 | 48438.81 | 374010.2 | 6643674 |
| NDRC17 | 17829.03 | 48439.95 | 373921.2 | 6643579 |
| NDRC34 | 18090.03 | 48600.24 | 373980.5 | 6643879 |
| NDRC35 | 18069.21 | 48600.95 | 373965.9 | 6643865 |
| NDRC40 | 17969.65 | 48598.65 | 373900 | 6643790 |
| NDRC52 | 18330.73 | 48774.06 | 374016.1 | 6644174 |
| NDRC60 | 18170.65 | 48764.11 | 373914.8 | 6644050 |
| NDRC61 | 18145.68 | 48766.12 | 373896.4 | 6644033 |
| NDRC62 | 18130.24 | 48765.28 | 373886.6 | 6644021 |
| NDRC63 | 18108.02 | 48765.09 | 373871.6 | 6644005 |
| NDRC64 | 18090.08 | 48765.79 | 373858.9 | 6643992 |
| NDRC66 | 18049.67 | 48762.07 | 373834.3 | 6643960 |
| NDRC67 | 18031.18 | 48762.57 | 373821.3 | 6643946 |
| NDRC84 | 18025 | 48760 | 373819 | 6643940 |
| NDRC85 | 18140 | 48760 | 373897.1 | 6644025 |
| NDRC86 | 18070 | 48760 | 373849.6 | 6643973 |
| NDRC87 | 18100 | 48760 | 373869.9 | 6643995 |
| NDRC88 | 18180 | 48760 | 373924.2 | 6644054 |
| NDRC89 | 18060 | 48840 | 373784 | 6644020 |
| NDRC90 | 18100 | 48840 | 373811.1 | 6644049 |
| NDRC91 | 18140 | 48840 | 373838.3 | 6644079 |
| NDRC92 | 18180 | 48840 | 373865.4 | 6644108 |
| NDRC93 | 18060 | 48680 | 373901.6 | 6643912 |
| NDRC94 | 18100 | 48680 | 373928.7 | 6643941 |
| NDRC95 | 18140 | 48680 | 373955.8 | 6643970 |
| NDRC96 | 18180 | 48680 | 373983 | 6644000 |
| NDRC97 | 18100 | 48920 | 373752.4 | 6644104 |
| NDRC98 | 18140 | 48920 | 373779.5 | 6644133 |
| NDRC99 | 18180 | 48920 | 373806.6 | 6644163 |
| NDRC100 | 18220 | 48920 | 373833.8 | 6644192 |
| NDRC102 | 18120 | 48920 | 373765.9 | 6644118 |
| NDRC104 | 18080 | 48520 | 374032.7 | 6643818 |
| NDRC105 | 18020 | 48440 | 374050.7 | 6643719 |
| NDRC106 | 18060 | 48440 | 374077.9 | 6643749 |
| NDRC107 | 17980 | 48360 | 374082.4 | 6643636 |
| NDRC108 | 18020 | 48360 | 374109.5 | 6643665 |
| NDRC109 | 17960 | 48280 | 374127.6 | 6643567 |
| NDRC110 | 18000 | 48280 | 374154.7 | 6643596 |
| NDRC111 | 17920 | 48200 | 374159.2 | 6643483 |
| NDRC112 | 17960 | 48200 | 374186.4 | 6643512 |
| NDRC114 | 17880 | 48120 | 374190.9 | 6643399 |
| NDRC115 | 17840 | 48040 | 374222.5 | 6643316 |
| NDRC117 | 17780 | 47880 | 374299.3 | 6643163 |
| NDRC118 | 17820 | 47880 | 374326.5 | 6643192 |
| NDRC119 | 17760 | 47800 | 374344.5 | 6643094 |
| NDRC121 | 17820 | 47960 | 374267.7 | 6643247 |
| NDRC122 | 17860 | 47960 | 374294.8 | 6643276 |
| NDRC123 | 17920 | 48120 | 374218 | 6643429 |
| NDRC124 | 17740 | 47720 | 374389.8 | 6643025 |

Figure 3: New Discovery Drill Location Plan with Significant Intersections



(for more detail see Figure 3a)
(for more detail see Figure 3b)
(for more detail see Figure 3c)
Local Grid: 49000N
Local Grid: 18500E
Local Grid: 18000E
Local Grid: 17500E
Local Grid: 48000N
Diamond Drill Hole LD008
Diamond Drill Hole LD009
Parrot Feathers
N
Carrick Gold Ltd
Lindsays Project
0
80
160
240
Scale 1:4000
6644200
6644000
6643800
6643600
6643400
6643200
6643000
373600
373800
374000
374200
374400

Figure 3a: New Discovery Drill Locations 6643800 - 6644200N


6644200
6644000
6643800
373700
373800
374000
374200
NDRC100: 1m @ 1.05g/t Au from 89m
NDRC52: 1m @ 1.86g/t Au from 23m
NDRC99: 1m @ 1.57g/t Au from 113m
NDRC98: 1m @ 0.79g/t Au from 15m
NDRC102: 1m @ 0.5g/t Au from 49m
NDRC92: 4m @ 4.18g/t Au from 28m
NDRC97: 2m @ 0.55g/t Au from 37m
NDRC91: 3m @ 5.12g/t Au from 64m
NDRC88: 3m @ 1.72g/t Au from 72m
NDRC60: 2m @ 1.72g/t Au from 0m
NDRC90: 1m @ 1.66g/t Au from 111m
NDRC61: 8m @ 1.06g/t Au from 25m
NDRC85: 7m @ 1.22g/t Au from 66m
NDRC62: 6m @ 1.27g/t from 35m
NDRC89: 1m @ 1.24g/t Au from 23m
NDRC87: 2m @ 10.85g/t Au from 42m
NDRC96: 2m @ 0.64g/t Au from 98m
NDRC64: 2m @ 2.1g/t Au from 44m
NDRC63: 3m @ 1.22g/t Au from 10m
NDRC86: 1m @ 0.52g/t Au from 1m
NDRC95: 1m @ 1.14g/t Au from 108m
NDRC66: 7m @ 1.16g/t Au from 0m
NDRC67: 1m @ 0.93g/t Au from 14m
NDRC94: 4m @ 1.51g/t Au from 35m
NDRC84: 2m @ 0.99g/t Au from 71m
NDRC93: 2m @ 2.32g/t Au from 78m
N
NDRC34: 1m @ 0.82g/t Au from 29m
Carrick Gold Ltd
Lindsays Project
NDRC35: 2m @ 0.87g/t Au from 37m
NDRC104: 1m @ 5.14g/t Au from 67m
0
80
160
240
Scale 1:4000

Figure 3b: New Discovery Drill Locations 6643400 - 6643800N


6643800
6643600
6643400
373800
374000
374200
374400
NDRC40: 1m @ 0.92g/t Au from 21m
NDRC105: 1m @ 2.13g/t Au from 95m
NDRC10: 1m @ 0.68g/t Au from 24m
NDRC11: 2m @ 0.93g/t Au from 24m
NDRC108: 1m @ 6.39g/t Au from 70m
NDRC107: 3m @ 9.02g/t Au from 18m
NDRC110: 1m @ 1.24g/t Au from 41m
NDRC17: 1m @ 1.11g/t Au from 23m
NDRC109: 5m @ 1.04g/t Au from 0m
N
NDRC112: 4m @ 12.08g/t Au from 13m
NDRC111: 1m @ 1.32g/t Au from 32m
Carrick Gold Ltd
Lindsays Project
0
80
160
240
Scale 1:4000

Figure 3c: New Discovery Drill Locations 6643000 - 6643400N


6643400
6643200
6643000
374200
374400
NDRC114: 1m @ 4.66g/t Au from 8m
NDRC115: 1m @ 1.02g/t Au from 27m
NDRC122: 1m @ 0.69g/t Au from 3m
N
NDRC121: 1m @ 1.62g/t Au from 31m
NDRC118: 1m @ 4.89g/t Au from 95m
NDRC117: 8m @ 1.46g/t Au from 52m
Carrick Gold Ltd
Lindsays Project
NDRC119: 1m @ 1.54g/t Au from 55m
0
80
160
240
Scale 1:4000

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533



*The information in this report which relates to exploration results, mineral resources or ore reserves is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.*

**BEVAN JAGGARD**
**Company Secretary**

# SHANNON Resources Ltd

# Brilliant & HalfWay Hill

# Return High Grade Drill Results

**19th April 2007**

| | |
|---|---|
| ASX Code | SHA |
| Berlin Code | JT 8 |

**Prices at 17th April 2007**

| | |
|---|---|
| Gold price | US$688/oz |
| Shannon Resources Shares | AU$0.95 |

## High grade drilling results at HalfWay Hill and Brilliant Prospects

RECEIVED
-8 A 10:54

### Highlights

High grade gold drilling results from HalfWay Hill - Brilliant Prospects (tenements within Shannon Resources' Kurnalpi Project) with a lower cut-off of 0.5g/t and 1 metre of internal dilution are shown in Table A and B and are highlighted by the following intersections (collars shown in Table C):

| | |
|---|---|
| **SRRC62** | **15 metres @ 3.2g/t Au** |
| **SRRC71** | **60 metres @ 2.98g/t Au** |
| **SRRC73** | **21 metres @ 1.85g/t Au** |
| **SRRC79** | **11 metres @ 2.53g/t Au** |
| **SRRC81** | **12 metres @ 2.43g/t Au** |



Indian Ocean
KALGOORLIE
Shannon Resources Limited
PERTH
Southern Ocean




Australian gold and nickel exploration company Shannon Resources advises of the successful completion of a 36 hole R.C. drilling programme for 4245 metres and one Diamond drill hole at its Kurnalpi Project, approximately 90 kilometres north east of Kalgoorlie in Western Australia. The drill programme was designed to test the continuity of two main mineralised structures and to identify targets to find a commercial orebody.

The Kurnalpi Project adjoining tenements cover an estimated 165 square kilometres (Refer: Figure 1) with the overall area transected by mineralised structures of extreme importance to mineral exploration. The area is also dominated by equally important mineralised host rocks of ultramafic, mafic, mafic intrusive and sedimentary origins which when coupled with the mineralised structures has generated numerous significant drilling targets for mineral resources.

Exploration by Shannon Resources is continuing to revisit the numerous targets generated by previous owners in this amazing mineralised area and to evaluate the areas where Prospectors have found gold nugget mineralisation. Such areas exist in four main north northwest corridors which exhibit intense shearing and faulting. Within these sheared corridors two exceptional gold targets have been located so far - at the Brilliant Prospect – a 4km long structure; and HalfWay Hill Prospect – a 5km long structure (Refer: Figure 2).

Very significant assay results and widths continue to be reported from the Brilliant Prospect (Refer: Table A – SRRC 68-85) and first pass results from HalfWay Hill are very encouraging (Refer: Table B – SRRC 55-63). Diamond drill hole SRD1 located at the Brilliant Prospect has returned spectacular quartz - sulphide mineralised core in strongly carbonated dolerite to a depth of approximately 130 vertical metres. Assay results for the half core are pending. Results and geology from percussion drilling indicates that oxidized mineralization occurs to a vertical depth of 70 metres.

Targets showing anomalous 4 metre gold results include the Dazzle Prospect and Discovery Hill Prospect (Refer: Figure 2) where the initial drilling programme is still continuing. Other significant targets still remain untested and the potential for gold mineralisation and the development of significant gold resources on the Shannon Resources tenements at Kurnalpi is really unparalleled at present in the Eastern Goldfields.


Kurnalpi Tenements
N
0
1000
2000
3000
Scale 1:50000
6628000
6626000
6624000
6622000
6620000
416000
418000
420000
422000
424000
426000
428000
430000
P28/1027
P28/1025
P28/1026
P28/856
P28/1028
P28/842
M28/116
P28/743
P28/1126
E28/1477
P28/1031
P28/1032
P28/744
P28/798
P28/1034
M28/90
M28/108
P28/826
P28/742
P28/774
P28/816
M28/128
P28/751
P28/810
P28/1015
E28/1477
Brilliant
P28/827
M28/84
M28/76
M28/72
P28/756
HalfWay Hill
P28/843
M28/89
M28/235
P28/902
Dazzle
M28/92
P28/903
P28/736
P28/1053
P28/1054
P28/738
M28/150
P28/797
M28/118
M28/809
P28/1035
P28/1017
P28/815
M28/7
P28/735
M28/134
P28/761
Discovery Hill
M28/66
P28/788
P28/1018
P28/829
P28/819
P28/737
P28/750
P28/1036
P28/1019
P28/792
P28/1037
P28/811
P28/835
P28/1020

Figure 1: Kurnalpi Project Tenement Location Plan

SHANNON Resources Ltd

Figure 2: Location Plan of Dazzle, Discovery Hill, Brilliant and HalfWay Hill



M28/108
M28/128
P28/751
M28/90
P28/826
P28/1015
P28/810
6624000
P28/742
Brilliant
P28/827
P28/774
M28/84
M28/76
M28/72
P28/756
HalfWay Hill
M28/235
P28/902
P28/843
M28/89
Dazzle
M28/92
P28/903
P28/736
M28/150
P28/797
6622000
M28/113
M28/809
P28/1017
P28/815
M28/7
P28/735
M28/134
P28/761
Discovery Hill
M28/66
P28/788
P28/1018
P28/829
P28/819
P28/737
P28/750
6620000
P28/1019
0
1000
2000
3000
P28/792
P28/811
Scale 1:50000
P28/1020
424000
426000
428000
N

TABLE A: Brilliant Prospect Gold Assay Results

| | | | | |
|---|---|---|---|---|
| SRRC68 | 98 | 99 | 1 | 1.75 |
| SRRC71 | 3 | 11 | 8 | 1.23 |
| SRRC71 | 48 | 108 | 60 | 2.98 |
| SRRC71 | 111 | 116 | 5 | 0.9 |
| SRRC71 | 158 | 159 | 1 | 41.35 |
| SRRC71 | 161 | 162 | 1 | 0.77 |
| SRRC71 | 163 | 164 | 1 | 0.87 |
| SRRC72 | 74 | 78 | 4 | 1.31 |
| SRRC72 | 80 | 93 | 13 | 1.84 |
| SRRC72 | 95 | 107 | 12 | 1.84 |
| SRRC72 | 119 | 126 | 7 | 1.08 |
| SRRC72 | 129 | 138 | 9 | 0.83 |
| SRRC73 | 15 | 17 | 2 | 0.89 |
| SRRC73 | 71 | 72 | 1 | 1.71 |
| SRRC73 | 77 | 85 | 8 | 2 |
| SRRC73 | 87 | 108 | 21 | 1.85 |
| SRRC73 | 118 | 120 | 2 | 1.04 |
| SRRC74 | 15 | 16 | 1 | 0.62 |
| SRRC75 | 11 | 15 | 4 | 0.59 |
| SRRC75 | 16 | 17 | 1 | 0.81 |
| SRRC75 | 33 | 34 | 1 | 0.61 |
| SRRC75 | 49 | 50 | 1 | 0.69 |
| SRRC75 | 56 | 59 | 3 | 1.38 |
| SRRC75 | 61 | 64 | 3 | 2.09 |
| SRRC76 | 11 | 12 | 1 | 0.51 |
| SRRC76 | 16 | 17 | 1 | 1.35 |
| SRRC76 | 47 | 50 | 3 | 0.59 |
| SRRC76 | 56 | 61 | 5 | 1.29 |
| SRRC76 | 64 | 74 | 10 | 1.78 |
| SRRC76 | 76 | 85 | 9 | 0.97 |
| SRRC77 | 6 | 7 | 1 | 0.6 |
| SRRC77 | 60 | 62 | 2 | 2.09 |
| SRRC77 | 64 | 65 | 1 | 1.56 |
| SRRC77 | 71 | 72 | 1 | 0.87 |
| SRRC77 | 76 | 84 | 8 | 1.31 |
| SRRC77 | 113 | 114 | 1 | 0.86 |
| SRRC77 | 118 | 120 | 2 | 2.87 |
| SRRC78 | 66 | 71 | 5 | 1.57 |
| SRRC78 | 73 | 91 | 18 | 1.75 |
| SRRC78 | 93 | 96 | 3 | 1.83 |
| SRRC78 | 100 | 101 | 1 | 1.63 |
| SRRC78 | 106 | 108 | 2 | 0.65 |
| SRRC79 | 72 | 83 | 11 | 2.53 |
| SRRC79 | 84 | 85 | 1 | 0.75 |
| SRRC79 | 87 | 88 | 1 | 0.63 |
| SRRC79 | 116 | 120 | 4 | 0.65 |
| SRRC80 | 71 | 72 | 1 | 0.85 |
| SRRC80 | 75 | 84 | 9 | 0.92 |
| SRRC80 | 99 | 100 | 1 | 0.72 |
| SRRC80 | 102 | 103 | 1 | 2.26 |
| SRRC81 | 72 | 73 | 1 | 4.02 |
| SRRC81 | 75 | 78 | 3 | 1 |
| SRRC81 | 80 | 92 | 12 | 2.43 |
| SRRC81 | 95 | 96 | 1 | 5.31 |
| SRRC81A | 76 | 85 | 9 | 1.39 |
| SRRC81A | 93 | 94 | 1 | 0.76 |
| SRRC81A | 102 | 103 | 1 | 0.84 |
| SRRC81A | 105 | 106 | 1 | 0.61 |
| SRRC81A | 108 | 109 | 1 | 0.83 |
| SRRC83 | 40 | 44 | 4 | 0.61 |
| SRRC84 | 1 | 2 | 1 | 0.89 |
| SRRC84 | 18 | 25 | 7 | 1.07 |
| SRRC84 | 28 | 29 | 1 | 0.71 |
| SRRC84 | 30 | 31 | 1 | 0.74 |
| SRRC85 | 63 | 64 | 1 | 1.05 |

TABLE B: HalfWay Hill Gold Assay Results

| Hole | From | To | Width | Au Grade |
|---|---|---|---|---|
| SRRC55 | 73 | 74 | 1 | 0.87 |
| SRRC57 | 63 | 65 | 2 | 1.05 |
| SRRC57 | 84 | 85 | 1 | 0.84 |
| SRRC58 | 59 | 61 | 2 | 1.26 |
| SRRC59 | 39 | 40 | 1 | 0.8 |
| SRRC59 | 56 | 57 | 1 | 1.27 |
| SRRC59 | 63 | 65 | 2 | 2.84 |
| SRRC59 | 66 | 67 | 1 | 0.65 |
| SRRC60 | 30 | 31 | 1 | 1.34 |
| SRRC60 | 43 | 44 | 1 | 0.87 |
| SRRC60 | 49 | 50 | 1 | 1.03 |
| SRRC60 | 52 | 53 | 1 | 1.25 |
| SRRC60 | 55 | 58 | 3 | 2.73 |
| SRRC60 | 62 | 64 | 2 | 0.81 |
| SRRC60 | 66 | 68 | 2 | 1.02 |
| SRRC61 | 33 | 34 | 1 | 0.52 |
| SRRC61 | 35 | 38 | 3 | 1.99 |
| SRRC61 | 41 | 42 | 1 | 0.75 |
| SRRC61 | 44 | 45 | 1 | 0.59 |
| SRRC61 | 48 | 49 | 1 | 2.91 |
| SRRC61 | 55 | 59 | 4 | 1.04 |
| SRRC61 | 61 | 63 | 2 | 0.81 |
| SRRC61 | 67 | 70 | 3 | 1.06 |
| SRRC62 | 14 | 15 | 1 | 0.76 |
| SRRC62 | 18 | 19 | 1 | 0.62 |
| SRRC62 | 23 | 24 | 1 | 1.72 |
| SRRC62 | 33 | 48 | 15 | 3.2 |
| SRRC62 | 52 | 65 | 13 | 1.64 |
| SRRC63 | 43 | 56 | 13 | 1.11 |
| SRRC63 | 59 | 67 | 8 | 1.22 |

TABLE C: Kurnalpi Drill Locations (Collars)

| Hole_No. | GDA_E | GDA_N | Depth | RL | Dip | Azi | Survey |
|---|---|---|---|---|---|---|---|
| SRRC55 | 423500 | 6622450 | 100 | 365 | 90 | -60 | n |
| SRRC56 | 423500 | 6622400 | 100 | 365 | 90 | -60 | n |
| SRRC57 | 423580 | 6622755 | 103 | 365 | 90 | -60 | n |
| SRRC58 | 423560 | 6622755 | 84 | 365 | 90 | -60 | n |
| SRRC59 | 423540 | 6622755 | 97 | 365 | 90 | -60 | n |
| SRRC60 | 423520 | 6622755 | 81 | 365 | 90 | -60 | n |
| SRRC61 | 423500 | 6622755 | 83 | 365 | 90 | -60 | n |
| SRRC62 | 423480 | 6622755 | 75 | 365 | 90 | -60 | n |
| SRRC63 | 423460 | 6622755 | 68 | 365 | 90 | -60 | n |
| SRRC64 | 425960 | 6623160 | 100 | 365 | 90 | -60 | n |
| SRRC65 | 425960 | 6623200 | 100 | 365 | 90 | -60 | n |
| SRRC66 | 425960 | 6623240 | 100 | 365 | 90 | -60 | n |
| SRRC68 | 425620 | 6623160 | 138 | 366 | 180 | -60 | n |
| SRRC69 | 425620 | 6623140 | 96 | 366 | 180 | -60 | n |
| SRRC70 | 425620 | 6623120 | 96 | 366 | 180 | -60 | n |
| SRRC71 | 425594 | 6623150 | 170 | 366 | 180 | -60 | n |
| SRRC72 | 425594 | 6623170 | 140 | 366 | 180 | -60 | n |
| SRRC73 | 425594 | 6623180 | 120 | 366 | 180 | -60 | n |
| SRRC74 | 425580 | 6623160 | 120 | 366 | 180 | -60 | n |
| SRRC75 | 425580 | 6623180 | 120 | 366 | 180 | -60 | n |
| SRRC76 | 425580 | 6623200 | 120 | 366 | 180 | -60 | n |
| SRRC77 | 425570 | 6623230 | 120 | 366 | 180 | -60 | n |
| SRRC78 | 425570 | 6623250 | 120 | 366 | 180 | -60 | n |
| SRRC79 | 425610 | 6623040 | 120 | 366 | 180 | -60 | n |
| SRRC80 | 425610 | 6623060 | 120 | 366 | 180 | -60 | n |
| SRRC81 | 425610 | 6623080 | 96 | 366 | 180 | -60 | n |
| SRRC81A | 425610 | 6623085 | 120 | 366 | 180 | -60 | n |
| SRRC82 | 425700 | 6622400 | 120 | 366 | 180 | -60 | n |
| SRRC83 | 425700 | 6622420 | 120 | 366 | 180 | -60 | n |
| SRRC84 | 425700 | 6622440 | 120 | 366 | 180 | -60 | n |
| SRRC85 | 425570 | 6623210 | 120 | 366 | 180 | -60 | n |

***The information in this report which relates to exploration results, mineral resources or ore reserves is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves'. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tamwood Pty. Ltd., which consults to Shannon Resources.***

**BEVAN JAGGARD**
**Company Secretary**

END